Exhibit 99.1
RECENT DEVELOPMENTS
Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2011 — Approval of all resolutions proposed by the Board of Directors — Dividend of €2.28/share
The Annual Shareholders’ Meeting of TOTAL S.A. (“TOTAL”) was held on May 13, 2011, under the chairmanship of Christophe de Margerie. Shareholders approved all resolutions recommended by the Board of Directors, including:
•	Approval of the accounts for financial year 2010 and the distribution of a cash dividend for 2010 of €2.28 per share, stable compared to the previous year. Taking into account the interim dividend of €1.14 per share paid on November 17, 2010, the remaining balance of €1.14 per share will be paid on May 26, 2011[1].

•	Renewal as Directors for three-year terms of Ms. Patricia Barbizet and Mr. Paul Desmarais Jr. and Mr. Claude Mandil.

•	Appointment of Ms. Marie-Christine Coisne and Ms. Barbara Kux as Directors for three-year terms.

•	A financial authorization conferred to the Board of Directors.

[1]	The ex-dividend date for the remainder of the 2010 dividend will be May 23, 2011; for the ADR (NYSE: TOT) the ex-dividend date is May 18, 2011.

Poland: TOTAL farms into Chelm and Werbkowice concessions with a 49% interest to appraise the region’s shale gas potential
On May 13, 2011, TOTAL announced an agreement with ExxonMobil to farm into the Chelm and Werbkowice exploration concessions with a 49% interest, subject to the approval of the Polish authorities.
Under the terms of the agreement, ExxonMobil and TOTAL will form a partnership operated by ExxonMobil, which retains a 51% interest.
The entry into these concessions reflects TOTAL’s commitment to expanding activities in unconventional gas, notably in Europe, a growth segment of the Group.
Awarded for a period of five years from March 2009 and December 2008 respectively, the Chelm and Werbkowice exploration concessions are located in the Lublin Basin in southeastern Poland and cover 1,162 square kilometers and 995 square kilometers. The work program for each concession comprises acquisition of seismic data, drilling of an exploratory well and a production test if drilling results are encouraging.
To date ExxonMobil has already performed seismic acquisition works, as well as the drilling of an exploratory well on the Chelm concession currently being evaluated.
In Poland, as in all countries where TOTAL is present, safety and environmental protection are core concerns for the Group as it strives to reduce its environmental footprint as part of its commitment to sustainable development.
Bolivia: New gas and condensate discovery on the Aquio block in the Andean foothills
On May 12, 2011, TOTAL announced that the exploration well AQI-X1001 drilled by its subsidiary Total E&P Bolivie (“TEPBo”) has encountered gas and condensate on the Aquio block. This well confirms the northern extension of the Incahuasi structure, discovered in 2004 by the exploration well ICS-X1 in the adjacent Ipati block.
The presence of hydrocarbons has been confirmed by a test over a limited section of the formation, which has produced gas and condensate at initial rates of over 500,000 cubic meters per day and 500 barrels per day respectively. Hydrocarbons discovered in the Aquio and Ipati blocks are contained in fractured sandstones reservoirs of Devonian age. TEPBo has submitted for its approval by the Bolivian Authorities a Declaration of Commerciality related to both blocks.
TEPBo is the Operator of the Aquio and Ipati blocks with an 80% participating interest, in association with Tecpetrol de Bolivia (20%). In accordance with an agreement entered into in 2010, but which remains subject to the approval of the Bolivian Authorities, TEPBo will assign to Gazprom a 20% participating interest in both blocks.

Trinidad and Tobago: Start-up of production from Phase 2 of the Greater Angostura gas field
On May 11, 2011, TOTAL (30%) and partners BHP Billiton (45%, operator) and Chaoyang (25%) announced the start-up of the Phase 2 gas development of the Greater Angostura field with a design capacity of 280 million cubic feet of gas per day (7.9 million cubic meters per day).
The Greater Angostura field includes oil and gas discoveries at Aripo, Kairi and Canteen. It is situated in the Block 2(c) approximately 40 kilometers off the northeastern coast of Trinidad, in 40 meters water depth.
The first development phase, which started in January 2005, produces oil from Kairi and Canteen with the associated gas re-injected. The second phase consists in producing the gas principally from Aripo. A new gas production platform has been installed alongside the existing oil facilities. The project was delivered on schedule and within budget.
The National Gas Company of Trinidad and Tobago Limited (NGC) will take delivery of the gas.
Angola: Third oil discovery on deep offshore Block 17/06
On May 6, 2011, TOTAL announced that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), have discovered hydrocarbons in the north-eastern area of the deep offshore Block 17/06.
Drilled in a water depth of 445 meters, the Canna-1 well discovered hydrocarbons in reservoir of Miocene age and produced more than 5,000 barrels per day of high quality oil (33° API) during a production test.
Sociedade Nacional de Combustíveis de Angola (Sonangol) is the concessionaire of the Block 17/06. TEPA (Block 17/06) Limited is the operator of the Block 17/06 with a 30% stake. TOTAL’s partners in the block are Sonangol Pesquisa e Produção S.A. (30%), Sonangol Sinopec International (SSI) Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).

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